Transamerica Financial Life Insurance Company
440 Mamaroneck Avenue
Harrison, New York 10528
August 16, 2010
VIA EDGAR
Craig Ruckman
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Transamerica Financial Life Insurance Company TFLIC Pooled Account No. 44 Pre-Effective Amendment No. 2 to the Registration Statement on Form N-4 File Nos. 333-163881; 811-22371
Dear Mr. Ruckman:
          On behalf of Transamerica Financial Life Insurance Company (“TFLIC” or the “Company”), we respond below to the staff’s comments, provided via telephone conference on June 10, 2010, on the above-referenced filing. We first set forth each specific staff comment and then provide our response.
1.	Comment: Please disclose all circumstances under which the contract terminates, including termination by the insurance company, the plan sponsor and/ or the participant.

Response: The requested disclosure has been added under “Section 3 – Guaranteed Income Amount –Termination of Guaranteed Income Amount Benefit.”

2.	Comment: Please correct the reference under the Expense Examples to “Total Pooled Account Annual Expenses of 1.40%.”

Response: The requested revision has been made.

3.	Comment: Under “Section 1- Contracts,” under the headings “Contributions” and “Transfers and Withdrawals,” please provide cross-references to the more complete information in Section 4 and Section 6.

Response: The requested revisions have been made.

4.	Comment: In “Section 3 – Guaranteed Income Amount,” when discussing Excess Withdrawals under the heading “Income Base” (2nd paragraph), please note that Excess Withdrawals may reduce the benefit by more than the dollar amount of the withdrawal and may cause the benefit to terminate. Please also explain that this may happen when the Account Value is less than the Income Base.

Response: The requested revisions have been made under “Section 3 – Guaranteed Income Amount – Income Base.”

5.	Comment: In “Section 3- Guaranteed Income Amount,” will a change in the Guaranteed Income Rate table between the time of the initial contribution and the Annual Step-Up have an effect on the Guaranteed Income Amount? In other words, are Annual Step-Ups considered to be new contributions that could potentially lead to a blended Guaranteed Income Rate resulting from the contribution? If the answer to this question is affirmative, additional examples should be provided.

Response: Increases in the Income Base due to the Annual Step-Up are not considered Contributions and are not factored into the formula for calculating the Blended Guaranteed Income Rate.

6.	Comment: In “Section 3- Guaranteed Income Amount,” with respect to the first example on page 24, please note that the Transfer occurs before the Lock-In Date. Please also note that the “Income Base 2009” is quoted after the Annual Step-Up. In general, please provide clarification across all Examples to help an investor understand the timing of the various transactions.

Response: The requested revisions have been made in “Section 3 – Guaranteed Income Amount.”

7.	Comment: On page 25, under the last paragraph of the example, please revise the following statement: “At the time of the transfer, the Account Value remains at $26,000.” Please clarify that this is the Account Value on the transfer date before the transfer.

Response: The requested revision has been made in the Example under “Section 3 – Guaranteed Income Amount – Income Base.”

8.	Comment: On page 25, under the heading “Timing of Income Base Updates,” please clarify whether withdrawals receive the same treatment.

Response: Revisions have been made under “Section 3- Guaranteed Income Amount – Timing of Income Base Updates” to clarify that the same treatment applies to withdrawals.

9.	Comment: Under the sections “Guaranteed Income Rate,” “Lock-In of Guaranteed Income Amount,” and “Contributions After the Lock-In Date,” please revise the disclosure and examples to be more straight forward and clear with respect to the way the various features interact.

Response: Revisions have been made to clarify the interactions of the features set forth under these three sections. The corresponding revised sections under “Section 3- Guaranteed Income Amount” are: “Guaranteed Income Rate Table,” “Blended Guaranteed Income Rate,” “Lock-In of Guaranteed Income Amount,” and “Contributions after the Lock-In Date.”

10.	Comment: On page 26, please clarify the following statement: “If the Participant has not made any Excess Withdrawals, then the Guaranteed Income Rate applied to Contributions made after the Lock-In Date is based on the Participant’s age at the time of the additional Contribution and the Guaranteed Income Rates then in effect.” In particular, please provide highlighted disclosure on pages 8 and 26, that the Guaranteed Income Rate will equal the rate in effect at the time of each contribution as applicable to investors with the specified age at the time of the Lock-In Date, and that the aggregate Guaranteed Income Rate is a blend of these rates.

Response: Revisions have been made under “Summary of Sections 1-10 – Section 3 – Guaranteed Income Amount” and “Section 3 – Guaranteed Income Amount – Blended Guaranteed Income Rate” to clarify the methodology for calculating the Blended Guaranteed Income Rate. In addition, the defined term of “Blended Guaranteed Income Rate” has been added to the Glossary.

11.	Comment: On pages 28 and 29, please clarify supplementally whether the calculations depend on the extent to which subsequent contributions during a year exceed all excess withdrawals made during that contract year.

Response: The determination of whether a Contribution is an Incremental Contribution is not based on a contract year or on the Annual Period. A running tab of Excess Withdrawals that have not been “paid back” by a subsequent Contribution will be maintained for the life of the Participant’s Account, until the Participant has made an Excess Withdrawal depleting the Account Value to zero. In this regard, a new defined term “Outstanding Excess Withdrawals” has been added to the Glossary to clarify this point. In addition, “Summary of Sections 1-10 – Section 3 – Guaranteed Income Amount” and “Section 3 – Guaranteed Income Amount ” have been revised to provide further clarification regarding the determination of whether a Contribution is an Incremental Contribution, the Guaranteed Income Rate applicable to an Incremental Contribution, and the calculation of the Blended Guaranteed Income Rate. In particular, disclosure has been added to clarify that a Participant’s Contribution may be attached to a Guaranteed Income Rate different than that in the currently effective Guaranteed Income Rate Table if the Participant has made previous Excess Withdrawals.

12.	Comment: On page 27, under “Lock-In of Guaranteed Income Amount” please revise the following statement: “The Guaranteed Income Amount will initially be determined on the Lock-In Date, based on the Guaranteed Income Rate multiplied by the Income Base.” This statement must be clarified based on the fact that there will be a blended Guaranteed Income Rate based on the rate at the time of each contribution.

Response: The requested revision has been made under “Section 3 – Guaranteed Income Amount – Lock-In of Guaranteed Income Amount.”

13.	Comment: The section entitled “Product Changes” should be moved directly after “Contributions After the Lock-In Date.” This will tie the concept of changes to the Guaranteed Income Rate table with the general concepts of the Lock-In Date and the blended Guaranteed Income Rate that will be applicable on the Lock-In Date.

Response: Revisions have been made to incorporate the examples and text under “Product Changes” into the new “Blended Guaranteed Income Rate” section which appears immediately prior to “Lock-In of Guaranteed Income Amount.” We believe this accomplishes the intent of the staff with respect to this Comment.

14.	Comment: On page 28, please remove the formula from the body of the example. In general, the discussion of the Guaranteed Income Rate Table and how the blended Guaranteed Income Rate is determined should be discussed in the body of the Prospectus, rather than being introduced in the example.

Response: The formula has been removed from the body of the Examples appearing under “Contributions after the Lock-In Date.” The formula for the calculation of the Blended Guaranteed Income Rate now appears solely under the new section “Blended Guaranteed Income Rate.”

15.	Comment: In the examples, please revise the examples to illustrate multiple contributions before Lock-In after the Guaranteed Income Rate changes.

Response: The new section “Blended Guaranteed Income Rate” illustrates several examples of the effect of multiple contributions before the Lock-In Date after changes to the Guaranteed Income Rate Table.

16.	Comment: In the examples, there is a general assumption that there has been no change in the Guaranteed Income Rate table. This assumption should be clearly stated with respect to each example.

Response: Revisions have been made to state this assumption clearly with respect to each example to which it applies.

17.	Comment: Please revise the formula on the top of page 35: “A= Sum of all Incremental Contributions (prior to giving effect to the new Incremental Contribution) multiplied by the current Guaranteed Income Rate.” The text should be revised to refer to the “then-effective” Guaranteed Income Rate.

Response: The requested revisions have been made to clarify the formula under the new section “Section 3 – Guaranteed Income Amount – Blended Guaranteed Income Rate.”

18.	Comment: In the example on page 35, please show the Income Base before and after each Excess Withdrawal and Incremental Contribution. Also, please state the applicable Income Base Adjustment. Please clarify the term “Guaranteed Income Rate Table 1.”

Response: The examples which now appear within the section “Blended Guaranteed Income Rate” have been revised to include the Income Base and clarify the differing Guaranteed Income Rate Tables that apply. However, certain simplifying assumptions have been made in order to simplify the example and focus the investor’s attention on the concept being explained. Therefore, the example has been clarified to state the assumption that we have assumed no changes in the Account Value.

19.	Comment: Under “Settlement Phase” on page 36, please clarify when payments will cease during the settlement phase.

Response: Revisions have been made under “Settlement Phase” to clarify that the payments will continue for the lifetime of the Participant (and the Participant’s spouse if joint coverage is elected).

20.	Comment: On page 41, please update the total annual portfolio operating expenses of Transamerica Money Market VP.

Response: The requested revision has been made to update the total annual portfolio operating expenses for the fiscal year ended December 31, 2009.

21.	Comment: On page 42, under “Withdrawals” please clarify the effect that the one year restriction, after a full withdrawal, has on the guaranteed lifetime withdrawal benefit. In particular, it should be clear that the benefit will terminate, the participant must wait one year, and then the participant may re-enter the product and accrue a new benefit that is not related to the previous benefit.

Response: The requested revisions have been made under “Withdrawals.”

22.	Comment: On page 42, under “Withdrawals” please clarify that the fees may change after the one-year waiting period following a full withdrawal.

Response: The requested revisions have been made under “Withdrawals.”

23.	Comment: Under “Retirement Plan Loans” on page 44, please clarify that any loan repayment that is directed to SecurePath for Life is treated as a new contribution.

Response: The requested revisions have been made under “Retirement Plan Loans.”

24.	Comment: Under “Section 7 – Annuity Options,” on page 46, please generally describe the features of a retirement plan that would preclude an annuity option.

Response: The requested revisions have been made under “Section 7 – Annuity Options.”
* * * * * *
We are filing with the Commission a separate letter including the Tandy representations requested by the staff along with this letter and a pre-effective amendment to the registration statement. Please contact me at 914-627-3137 if you have any questions regarding the responses to the staff’s comments.
Sincerely,
Elizabeth L. Belanger
Vice President & Senior Counsel

Transamerica Financial Life Insurance Company
440 Mamaroneck Avenue
Harrison, New York 10528
August 16, 2010
VIA EDGAR
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Transamerica Financial Life Insurance Company TFLIC Pooled Account No. 44 Pre-Effective Amendment to Registration Statement on Form N-4 File Nos. 333-163881; 811-22371
Ladies and Gentlemen:
          In response to a request from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review of the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 of TFLIC Pooled Account No. 44 (the “Registration”), the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:
(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, TFLIC Pooled Account No. 44
By:	/s/ Elizabeth L. Belanger
Vice President & Senior Counsel